SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements ended September 30, 2025 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 17, 2025

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2025

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2025 decreased by 1.5%, to ¥10,632.6 billion from the same period last year, due mainly to negative foreign currency translation effects, which was partially offset by increased sales revenue in Motorcycle business. Operating profit decreased by 41.0%, to ¥438.1 billion from the same period last year, due mainly to impact of changes in the electric vehicle (EV) market environment as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts. Profit before income taxes decreased by 28.9%, to ¥527.4 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 37.0%, to ¥311.8 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2024 and 2025

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025	Change	%	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025	Change	%
Motorcycle Business	10,382	10,763	381	3.7	6,960	7,108	148	2.1
Japan	100	112	12	12.0	100	112	12	12.0
North America	269	273	4	1.5	269	273	4	1.5
Europe	265	225	(40)	(15.1)	265	225	(40)	(15.1)
Asia	8,861	9,068	207	2.3	5,439	5,413	(26)	(0.5)
Other Regions	887	1,085	198	22.3	887	1,085	198	22.3

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 6.1%, to ¥1,920.7 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 13.0%, to ¥368.2 billion from the same period last year, due mainly to an increase in profit attributable to sales impacts as well as price and cost impacts.

Automobile Business

For the six months ended September 30, 2024 and 2025

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025	Change	%	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025	Change	%
Automobile Business	1,779	1,680	(99)	(5.6)	1,396	1,362	(34)	(2.4)
Japan	302	280	(22)	(7.3)	259	238	(21)	(8.1)
North America	836	856	20	2.4	836	856	20	2.4
Europe	48	43	(5)	(10.4)	48	43	(5)	(10.4)
Asia	521	424	(97)	(18.6)	181	148	(33)	(18.2)
Other Regions	72	77	5	6.9	72	77	5	6.9

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 1.8%, to ¥6,859.4 billion from the same period last year, due mainly to decreased consolidated unit sales as well as negative foreign currency translation effects. Operating loss was ¥73.0 billion, a decrease of ¥331.0 billion from the same period last year, due mainly to impact of changes in EV market environment as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts.

Financial Services Business

Sales revenue from external customers decreased by 7.4%, to ¥1,676.9 billion from the same period last year, due mainly to decreased revenues on disposition of lease vehicles as well as negative foreign currency translation effects, which was partially offset by increased operating lease revenues. Operating profit decreased by 12.0%, to ¥143.2 billion from the same period last year, due mainly to increased expenses.

Power Products and Other Businesses

For the six months ended September 30, 2024 and 2025

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025	Change	%
Power Products Business	1,653	1,699	46	2.8
Japan	124	152	28	22.6
North America	482	473	(9)	(1.9)
Europe	252	312	60	23.8
Asia	652	600	(52)	(8.0)
Other Regions	143	162	19	13.3

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 6.3%, to ¥175.5 billion from the same period last year, due mainly to decreased sales revenue in Other businesses as well as negative foreign currency translation effects. Operating loss was ¥0.2 billion, an improvement of ¥3.6 billion from the same period last year, due mainly to increased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥16.7 billion, an improvement of ¥2.2 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2025 increased by ¥149.0 billion from March 31, 2025, to ¥4,677.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥365.8 billion of cash inflows. Cash inflows from operating activities increased by ¥297.1 billion from the same period last year, due mainly to an increase in collections of receivables from financial services as well as a decrease in payments for parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to ¥356.7 billion of cash outflows. Cash outflows from investing activities decreased by ¥162.3 billion from the same period last year, due mainly to a decrease in payments for acquisitions of other financial assets.

Net cash provided by financing activities amounted to ¥99.4 billion of cash inflows. Cash inflows from financing activities decreased by ¥218.1 billion from the same period last year, due mainly to an increase in purchases of treasury stock, which was partially offset by increased proceeds from financing liabilities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2025 and September 30, 2025

		Yen (millions)
Assets	Note	March 31, 2025	September 30, 2025
		unaudited	unaudited
Current assets:
Cash and cash equivalents	5	¥4,528,795	¥4,635,273
Trade receivables		1,160,847	995,998
Receivables from financial services		2,755,800	2,821,143
Other financial assets		208,478	207,039
Inventories		2,470,590	2,437,473
Other current assets		563,252	877,539

Total current assets		11,687,762	11,974,465

Non-current assets:
Investments accounted for using the equity method		1,242,614	1,219,557
Receivables from financial services		6,172,817	6,349,900
Other financial assets		873,459	1,076,186
Equipment on operating leases	6	5,748,187	5,998,159
Property, plant and equipment	7	3,209,921	3,123,296
Intangible assets		1,126,019	1,045,087
Deferred tax assets		143,499	158,477
Other non-current assets		571,589	546,092

Total non-current assets		19,088,105	19,516,754

Total assets		¥30,775,867	¥31,491,219

		Yen (millions)
Liabilities and Equity	Note	March 31, 2025	September 30, 2025
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,663,487	¥1,520,260
Financing liabilities		4,497,747	4,471,379
Accrued expenses		728,935	635,008
Other financial liabilities		276,861	253,282
Income taxes payable		108,562	148,707
Provisions	8	388,441	468,321
Other current liabilities		951,124	975,118

Total current liabilities		8,615,157	8,472,075

Non-current liabilities:
Financing liabilities		6,953,520	8,133,269
Other financial liabilities		301,439	311,743
Retirement benefit liabilities		288,472	291,937
Provisions	8	667,274	645,256
Deferred tax liabilities		718,084	778,776
Other non-current liabilities		604,099	618,780

Total non-current liabilities		9,532,888	10,779,761

Total liabilities		18,148,045	19,251,836

Equity:
Common stock		86,067	86,067
Capital surplus		205,299	205,051
Treasury stock		(1,272,845)	(1,943,026)
Retained earnings		11,122,187	11,272,193
Other components of equity		2,185,821	2,337,478

Equity attributable to owners of the parent		12,326,529	11,957,763
Non-controlling interests		301,293	281,620

Total equity		12,627,822	12,239,383

Total liabilities and equity		¥30,775,867	¥31,491,219

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2024 and 2025

		Yen (millions)
	Note	September 30, 2024	September 30, 2025
		unaudited	unaudited
Sales revenue	9	¥10,797,613	¥10,632,680

Operating costs and expenses:
Cost of sales		(8,451,364)	(8,483,760)
Selling, general and administrative		(1,125,099)	(1,126,526)
Research and development		(478,542)	(584,250)

Total operating costs and expenses		(10,055,005)	(10,194,536)

Operating profit		742,608	438,144

Share of profit (loss) of investments accounted for using the equity method		(20,759)	10,895

Finance income and finance costs:
Interest income		100,693	81,756
Interest expense		(24,996)	(29,348)
Other, net		(55,593)	25,972

Total finance income and finance costs		20,104	78,380

Profit before income taxes		741,953	527,419

Income tax expense		(215,106)	(178,763)

Profit for the period		¥526,847	¥348,656

Profit for the period attributable to:
Owners of the parent		494,683	311,829
Non-controlling interests		32,164	36,827

		Yen
		September 30, 2024	September 30, 2025
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥103.25	¥76.30

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2024 and 2025

		Yen (millions)
	Note	September 30, 2024	September 30, 2025
		unaudited	unaudited
Profit for the period		¥526,847	¥348,656

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(1)	(16,640)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		10,627	109,162
Share of other comprehensive income of investments accounted for using the equity method		(5,134)	435
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		650	139
Exchange differences on translating foreign operations		(409,590)	66,225
Cash flow hedges		—	4,102
Share of other comprehensive income of investments accounted for using the equity method		18,547	(23,373)

Total other comprehensive income, net of tax		(384,901)	140,050

Comprehensive income for the period		¥141,946	¥488,706

Comprehensive income for the period attributable to:
Owners of the parent		107,112	448,940
Non-controlling interests		34,834	39,766

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2024 and 2025

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2024 (unaudited)		¥86,067	¥205,073	¥(550,808)	¥10,644,213	¥2,312,450	¥12,696,995	¥308,877	¥13,005,872

Comprehensive income for the period
Profit for the period					494,683		494,683	32,164	526,847
Other comprehensive income, net of tax						(387,571)	(387,571)	2,670	(384,901)

Total comprehensive income for the period					494,683	(387,571)	107,112	34,834	141,946
Reclassification to retained earnings					18,506	(18,506)	—		—
Transactions with owners and other
Dividends paid	13				(188,418)		(188,418)	(62,599)	(251,017)
Purchases of treasury stock				(224,716)			(224,716)		(224,716)
Disposal of treasury stock				322			322		322
Share-based payment transactions			149				149		149

Total transactions with owners and other			149	(224,394)	(188,418)		(412,663)	(62,599)	(475,262)

Balance as of September 30, 2024 (unaudited)		¥86,067	¥205,222	¥(775,202)	¥10,968,984	¥1,906,373	¥12,391,444	¥281,112	¥12,672,556

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2025 (unaudited)		¥86,067	¥205,299	¥(1,272,845)	¥11,122,187	¥2,185,821	¥12,326,529	¥301,293	¥12,627,822

Comprehensive income for the period
Profit for the period					311,829		311,829	36,827	348,656
Other comprehensive income, net of tax						137,111	137,111	2,939	140,050

Total comprehensive income for the period					311,829	137,111	448,940	39,766	488,706
Reclassification to retained earnings					(14,546)	14,546	—		—
Transactions with owners and other
Dividends paid	13				(147,960)		(147,960)	(59,439)	(207,399)
Purchases of treasury stock				(670,931)			(670,931)		(670,931)
Disposal of treasury stock				750			750		750
Share-based payment transactions			(248)				(248)		(248)

Total transactions with owners and other			(248)	(670,181)	(147,960)		(818,389)	(59,439)	(877,828)

Other changes					683		683		683

Balance as of September 30, 2025 (unaudited)		¥86,067	¥205,051	¥(1,943,026)	¥11,272,193	¥2,337,478	¥11,957,763	¥281,620	¥12,239,383

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2024 and 2025

		Yen (millions)
	Note	September 30, 2024	September 30, 2025
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥741,953	¥527,419
Depreciation, amortization and impairment losses excluding equipment on operating leases		366,806	479,023
Share of (profit) loss of investments accounted for using the equity method		20,759	(10,895)
Finance income and finance costs, net		(37,677)	12,776
Interest income and interest costs from financial services, net		(84,567)	(92,639)
Changes in assets and liabilities
Trade receivables		245,994	162,755
Inventories		(128,762)	23,078
Trade payables		(50,094)	(95,022)
Accrued expenses		(45,638)	(96,178)
Provisions and retirement benefit liabilities		46,916	52,003
Receivables from financial services		(578,916)	(184,470)
Equipment on operating leases		(260,142)	(280,600)
Other assets and liabilities		(82,529)	(191,431)
Other, net		12,942	54,342
Dividends received		81,233	59,858
Interest received		362,299	374,017
Interest paid		(213,162)	(227,939)
Income taxes paid, net of refunds		(328,724)	(200,236)

Net cash provided by operating activities		68,691	365,861

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(222,043)	(233,686)
Payments for additions to and internally developed intangible assets		(142,576)	(130,948)
Proceeds from sales of property, plant and equipment and intangible assets		2,058	12,277
Payments for acquisitions of investments accounted for using the equity method		(60,047)	(45,825)
Proceeds from sales of investments accounted for using the equity method		8,858	13,034
Payments for acquisitions of other financial assets		(249,330)	(116,397)
Proceeds from sales and redemptions of other financial assets		143,974	144,821

Net cash used in investing activities		(519,106)	(356,724)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,282,239	4,060,685
Repayments of short-term financing liabilities		(4,188,493)	(4,537,483)
Proceeds from long-term financing liabilities		1,840,856	2,858,963
Repayments of long-term financing liabilities		(1,120,027)	(1,372,396)
Dividends paid to owners of the parent		(188,418)	(147,960)
Dividends paid to non-controlling interests		(46,947)	(52,092)
Purchases and sales of treasury stock, net		(224,394)	(670,181)
Repayments of lease liabilities		(37,215)	(40,118)

Net cash provided by financing activities		317,601	99,418

Effect of exchange rate changes on cash and cash equivalents		(199,462)	40,544

Net change in cash and cash equivalents		(332,276)	149,099

Cash and cash equivalents at beginning of year		4,954,565	4,528,795

Cash and cash equivalents at end of period	5	¥4,622,289	¥4,677,894

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

  (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2025, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

  (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

  (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2025.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2025.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment Information

Segment information as of and for the six months ended September 30, 2024 and 2025 is as follows:

As of and for the six months ended September 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥1,810,786	¥6,987,551	¥1,811,879	¥187,397	¥10,797,613	¥—	¥10,797,613
Intersegment	—	142,974	2,639	15,846	161,459	(161,459)	—

Total	1,810,786	7,130,525	1,814,518	203,243	10,959,072	(161,459)	10,797,613

Segment profit (loss)	¥325,852	¥258,037	¥162,707	¥(3,988)	¥742,608	¥—	¥742,608

Segment assets	¥2,027,742	¥11,357,893	¥14,236,061	¥540,716	¥28,162,412	¥1,111,467	¥29,273,879
Depreciation and amortization	35,855	319,282	431,182	8,030	794,349	—	794,349
Capital expenditures	28,702	295,368	1,571,614	5,161	1,900,845	—	1,900,845

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,920,724	¥6,859,418	¥1,676,971	¥175,567	¥10,632,680	¥—	¥10,632,680
Intersegment	—	140,874	1,846	17,591	160,311	(160,311)	—

Total	1,920,724	7,000,292	1,678,817	193,158	10,792,991	(160,311)	10,632,680

Segment profit (loss)	¥368,277	¥(73,060)	¥143,224	¥(297)	¥438,144	¥—	¥438,144

Segment assets	¥2,321,404	¥11,813,252	¥16,191,676	¥534,452	¥30,860,784	¥630,435	¥31,491,219
Depreciation and amortization	35,040	310,129	455,735	7,889	808,793	—	808,793
Capital expenditures	43,140	263,569	1,376,166	7,401	1,690,276	—	1,690,276

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit (loss) of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2024 and 2025 amounted to ¥1,399,039 million and ¥919,514 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

  Impact of changes in EV market environment

Due to the slowdown in the expansion of the electric vehicle (EV) market in regions such as North America and Europe, Honda has been experiencing impacts including lower EV sales units and higher sales incentives per unit than initially expected. Furthermore, following the United States government policy shifts, including the abolition of tax incentives for EV purchases and the easing of emissions regulations, as well as the imposition of import tariffs, the growth of the EV market in the United States is expected to slow down even further. Due to the recent EV market slowdown, the Honda global EV sales ratio in 2030 is now expected to be 20%, lower than the previously announced target of 30%.

As part of the revision to the product launch plan to address the changes in the market condition, Honda decided to cancel a certain EV model development, and discontinue and reduce manufacturing of EV models jointly developed under a certain alliance agreement.

As a result, for the six months ended September 30, 2025, the Company and its certain subsidiaries recognized losses and expenses of ¥139,888 million in cost of sales, ¥8,130 million in selling, general and administrative expenses, and ¥89,245 million in research and development expenses in the condensed consolidated statements of income. These losses and expenses are included in Automobile business. The breakdown of these losses and expenses is as follows.

- Additional provisions of ¥99,744 million related to the onerous contract under the alliance agreement, primarily due to a shift in the United States government policy, including the imposition of tariffs, the abolition of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs. For further details, see note “(8) Provisions”.

- Impairment losses of ¥80,741 million recognized for the entire carrying amount of property, plant and equipment, intangible assets and other non-current assets related to the discontinued EV model such as product specific equipment and capitalized development costs.

- Losses of ¥56,778 million from the disposal of the intangible assets due to the cancellation of development for a specific EV model.

For the contingent liability related to the alliance agreement described above, see note “(11) Contingent Liabilities”.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of September 30, 2025
Cash and cash equivalents in the condensed consolidated statements of financial position	¥4,635,273
Cash and cash equivalents included in assets held for sale	42,621

Cash and cash equivalents in the condensed consolidated statements of cash flows	¥4,677,894

Assets held for sale as of September 30, 2025 are presented in other current assets in the condensed consolidated statements of financial position.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2024 and 2025 are ¥1,576,466 million and ¥1,374,944 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2024 and 2025 are ¥886,264 million and ¥654,816 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2024 and 2025 are ¥206,877 million and ¥238,421 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2024 and 2025 are ¥18,448 million and ¥13,801 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the six months ended September 30, 2025 are as follows:

	Yen (millions)
	Product warranties*1	Other*2	Total
Balance as of April 1, 2025	¥858,103	¥197,612	¥1,055,715

Additional provisions	¥127,788	¥159,195	¥286,983
Write-offs	(194,162)	(20,782)	(214,944)
Reversal	(2,661)	(23,562)	(26,223)
Other	11,722	324	12,046

Balance as of September 30, 2025	¥800,790	¥312,787	¥1,113,577

Current liabilities and non-current liabilities of provisions as of March 31, 2025 and September 30, 2025 are as follows:

	Yen (millions)
	As of March 31, 2025	As of September 30, 2025
Current liabilities	¥388,441	¥468,321
Non-current liabilities	667,274	645,256

Total	¥1,055,715	¥1,113,577

Explanatory note:

*1

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls.

(i) Honda recognizes general estimated warranty costs at the time products are sold to customers and estimates based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims.

(ii) Honda recognizes specific estimated warranty program costs as follows.

Honda accrues the provisions comprehensively for specific warranty programs of automobile products manufactured at our major production bases at the time of vehicle sales.

The estimated specific warranty costs are measured by the number of units sold over the past fiscal years and specific warranty cost per unit expected to be incurred (specific warranty cost per unit) after vehicle sales over their product life based on our historical experience. Expected specific warranty cost per unit is calculated based on the actual warranty costs incurred over specific range of past periods such as the average useful product life. This estimate is inherently uncertain as it is based on our historical experience as described above. Consequently, the actual specific warranty cost per unit may differ from the expected cost per unit and result in adjustments to the provisions in future reporting periods. The difference from estimated specific warranty cost per unit can be primarily driven by actual repair costs such as parts and labor.

In addition to the provisions comprehensively accrued, estimates of certain warranty program costs are individually made when it is deemed appropriate by considering its nature and magnitude of each program. Honda recognizes those provisions when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provisions are estimated based on the expected level of future warranty costs, including the expected number of units to be affected and the estimated repair cost per unit for warranty claims.

Honda also accrues the provisions individually for specific warranty programs of our products manufactured at our production bases other than major automobile production bases.

Provisions for (i) and (ii) product warranties are utilized for expenditures based on the demand from customers and dealers. A portion of the product warranties is expected to be reimbursed by agreement with suppliers. The amount of expected reimbursement is ¥110,983 million as of September 30, 2025.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

*2

Other provisions include the provision for the onerous contract under an alliance agreement. Provisions for the onerous contract as of April 1, 2025, and September 30, 2025, are ¥52,199 million and ¥140,648 million, respectively.

The Company has a long-term supply agreement for EV models jointly developed with an alliance partner. Provisions are recognized and measured as onerous contracts when the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

For the six months ended September 30, 2025, Honda recorded additional provisions of ¥99,744 million for the onerous contract. This increase was primarily driven by a shift in the United States government policy, including the imposition of tariffs, the abolition of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs. The amounts of write-offs, reversal and other changes were not material.

(9) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the six months ended September 30, 2024 and 2025 are as follows:

For the six months ended September 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥47,738	¥850,997	¥94,487	¥45,730	¥1,038,952
North America	189,571	4,701,983	816,027	64,000	5,771,581
Europe	204,482	233,567	—	33,915	471,964
Asia	1,021,441	924,488	12	31,409	1,977,350
Other Regions	347,554	267,248	—	12,339	627,141

Total	¥1,810,786	¥6,978,283	¥910,526	¥187,393	¥9,886,988

Revenue arising from the other sources*	—	9,268	901,353	4	910,625

Total	¥1,810,786	¥6,987,551	¥1,811,879	¥187,397	¥10,797,613

For the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥57,750	¥834,505	¥92,736	¥48,325	¥1,033,316
North America	182,232	4,729,963	589,558	56,058	5,557,811
Europe	207,158	224,033	—	32,335	463,526
Asia	1,062,127	792,651	24	26,713	1,881,515
Other Regions	409,779	268,217	—	12,132	690,128

Total	¥1,919,046	¥6,849,369	¥682,318	¥175,563	¥9,626,296

Revenue arising from the other sources*	1,678	10,049	994,653	4	1,006,384

Total	¥1,920,724	¥6,859,418	¥1,676,971	¥175,567	¥10,632,680

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2025 consist of the following:

	Yen (millions)
As of March 31, 2025	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥71,516	¥—	¥71,516
Interest rate instruments	—	50,612	—	50,612
Other	—	—	10,949	10,949

Total	—	122,128	10,949	133,077

Debt securities	56,070	73,648	4,486	134,204
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	34,872	—	34,872
Equity securities	384,409	—	50,183	434,592

Total	¥440,479	¥230,648	¥65,618	¥736,745

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥70,495	¥—	¥70,495
Interest rate instruments	—	101,049	—	101,049
Other	—	86	—	86

Total	—	171,630	—	171,630

Total	¥—	¥171,630	¥—	¥171,630

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2025.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of September 30, 2025	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥135,181	¥—	¥135,181
Interest rate instruments	—	43,524	—	43,524
Other	—	2,574	11,201	13,775

Total	—	181,279	11,201	192,480

Debt securities	46,302	78,172	4,466	128,940
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	34,136	—	34,136
Equity securities	529,324	—	57,935	587,259
Derivatives to which hedge accounting is applied	—	21,270	—	21,270

Total	¥575,626	¥314,857	¥73,602	¥964,085

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥38,559	¥—	¥38,559
Interest rate instruments	—	88,146	—	88,146
Other	—	—	—	—

Total	—	126,705	—	126,705

Total	¥—	¥126,705	¥—	¥126,705

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2025.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2025.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2025 and September 30, 2025 are as follows:

	Yen (millions)
	As of March 31, 2025		As of September 30, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥8,928,617	¥8,845,750	¥9,171,043	¥9,143,924
Debt securities	84,018	84,018	62,813	62,813
Financing liabilities	11,451,267	11,388,668	12,604,648	12,623,210

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Contingent liabilities related to certain alliance agreements

As part of Honda’s automobile electrification strategies, Honda has entered into alliance agreements with third parties involving joint development, parts procurement, and products purchases. These alliances may result in additional losses or expenses where unforeseen factors arise, such as lower than expected sales volumes or rising costs. In estimating the likelihood and the amount of potential losses or expenses, it is necessary to consider the progress of negotiation, as certain provisions in the relevant agreements were unclear. However, due to high levels of uncertainty regarding the amount and timing of certain contingent liabilities, Honda is currently unable to estimate the potential exposure with sufficient reliability.

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2024 and 2025 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2024 and 2025.

	2024	2025
Profit for the period attributable to owners of the parent (millions of yen)	¥494,683	¥311,829
Weighted average number of common shares outstanding, basic (shares)	4,790,956,696	4,087,037,741
Basic earnings per share attributable to owners of the parent (yen)	¥103.25	¥76.30

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Dividend

(a) Dividend payout

For the six months ended September 30, 2024

Resolution	The Board of Directors Meeting on May 10, 2024
Type of shares	Common shares
Total amount of dividends (millions of yen)	188,418
Dividend per share (yen)	39.00
Record date	March 31, 2024
Effective date	June 4, 2024

For the six months ended September 30, 2025

Resolution	The Board of Directors Meeting on May 13, 2025
Type of shares	Common shares
Total amount of dividends (millions of yen)	147,960
Dividend per share (yen)	34.00
Record date	March 31, 2025
Effective date	June 5, 2025

(b) Dividends payable of which record date was in the six months ended September 30, 2025, effective after the period

Resolution	The Board of Directors Meeting on November 7, 2025
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	136,430
Dividend per share (yen)	35.00
Record date	September 30, 2025
Effective date	December 5, 2025

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Director, Managing Executive Officer and Chief Financial Officer on November 11, 2025.